July 26, 2024

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Eaton Vance Investment Trust (File No. 811-04443); Eaton Vance National Municipal Opportunities Trust (File No. 811-22269); and Eaton Vance Limited Duration Income Fund (File No. 811-21323) (each, a “Registrant”)

Dear Mr. Ellington,

This letter is in response to the comments you provided telephonically to Michael Keane of Eaton Vance Management on June 28, 2024 with respect to the Forms N-CSR and Forms N-CEN filed by the series of the Registrants listed on Appendix A, attached hereto (each, a “Fund” and collectively, the “Funds”) for the fiscal periods ended March 31, 2024 and March 31, 2023. The comments and Registrants’ responses thereto are set forth below. Changes referenced in responses below will be incorporated into Forms N-CSR and Forms N-CEN and other applicable regulatory filings going forward, as noted below.

Comments and Responses

1.	Comment: Each of Eaton Vance Limited Duration Income Fund and Eaton Vance National Limited Maturity Municipal Income Fund identified several securities as in default on its respective schedule of investments in its annual report for the fiscal year ended March 31, 2024. However, the securities are not marked as non-income producing. Please explain why the defaulted securities are not marked as non-income producing.

Response: While the Registrant believes that the designation of a security as being in default signifies that the security is non-income producing as described in footnote 7 of Rule 12-12 of Regulation S-X, in the future, each Fund will label defaulted securities as non-income producing if, on the respective last interest payment date or date for the declaration of dividends prior to the date of the related balance sheet, no interest was paid or no cash or in kind dividends declared.

2.	Comment: It appears as though Eaton Vance Limited Duration Income Fund has significant investments in senior floating rate loans. If the Fund received consent fees, upfront contingent fees or amendment fee income from such loans please confirm that, in the future, such income amounts will be appropriately disclosed in the notes to the financial statements along with the policy to recognize such income in accordance with applicable GAAP standards.

Response: In accordance with applicable GAAP standards, Eaton Vance Limited Duration Income Fund disclosed income from consent fees, upfront contingent fees, and/or amendment fees in “Other Income” in the Statement of Operations in the annual report for the fiscal year ended March 31, 2024. Such fees were primarily amendment fees for which an accounting policy was included in Note 1C in the Notes to Financial Statements. In future reports, the Registrant will clarify that consent fees, upfront contingent fees, and/or amendment fees are included in “Other Income” and enhance the related accounting policy disclosure in the Notes to Financial Statements in accordance with applicable GAAP standards.

3.	Comment: The Notes to Financial Statements of Eaton Vance Limited Duration Income Fund indicate that the Fund has certain commitments and contingencies. Please explain why the Fund’s balance sheet does not have disclosure by amount or line item referencing these commitments and contingencies as may be required by Regulation S-X, Rule 6-04.15

Response: The commitments and contingencies referenced in the Notes to Financial Statements of Eaton Vance Limited Duration Income Fund relate to the Fund’s unfunded loan commitments, which are included in the Portfolio of Investments as disclosed in Note 1F in the Notes to Financial Statements. At March 31, 2024, the cost of the Fund’s unfunded loan commitments was less than 0.02% of the Fund’s net assets and determined to be immaterial for including a Commitments and Contingencies line on the Fund’s balance sheet.

4.	Comment: Item 11(b) of Form N-CSR for each of Eaton Vance Investment Trust, Eaton Vance National Municipal Opportunities Trust, and Eaton Vance Limited Duration Income Fund indicate that the covered period is the second fiscal quarter of the period covered by the Form N-CSR. Please revise this disclosure in future filings on Form N-CSR to refer to the period covered by the report instead of the particular quarter. In addition, please confirm that there have been no changes in the Registrants’ internal controls for financial reporting during the entire period covered by the report.

Response: Each Registrant confirms that it will refer to the entire period covered by Form N-CSR in its future filings. Furthermore, each Registrant confirms that there have been no changes in such Registrant’s internal control over financial reporting during the period covered by Form N-CSR that materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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5.	Comment: Eaton Vance New York Municipal Opportunities Fund’s annual report on Form N-CSR indicates that the Fund is operating as non-diversified. However, the Fund appears to be operating as a diversified fund for more than three years. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will seek shareholder approval before reverting its status to non-diversified in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”), Section 13(a)(1) and Rule 13a-1 thereunder.

Response: The Registrant confirms that the Fund is a non-diversified fund that has not operated as a diversified fund for more than three continuous years.

6.	Comment: Item C.4 of Eaton Vance Short Duration Municipal Opportunities Fund’s Form N-CEN for the period ended March 31, 2024 indicates that the Fund seeks to operate as a non-diversified company. However, the Fund’s annual report for the same period ended March 31, 2024 indicates that the Fund is diversified. Please explain this discrepancy.

Response: The Registrant acknowledges that the Fund is now operating as a diversified fund. This change was reflected in the Fund’s prospectus in a supplement filed on December 18, 2023 and is correctly reflected in the annual report for the period ended March 31, 2024. The Fund’s diversification status in Item C.4 of Form N-CEN should reflect “no” in that the Fund does not seek to operate as a “non-diversified company” as such term is defined in Section 5(b)(2) of the 1940 Act. The Registrant will appropriately disclose its diversified status in its next Form N-CEN filing.

7.	Comment: Item B.13 of Eaton Vance Limited Duration Income Fund’s Form N-CEN for the period ended March 31, 2023 indicates that the Fund had a claim against its directors and officers/errors and omissions insurance policy (“D&O Policy”). Please discuss the issues and outcomes related to this claim and discuss whether this matter related to any other fund in the complex.

Response: The claim against the Fund’s D&O Policy for the period ended March 31, 2023 relates to the litigation in which the Fund is involved in Suffolk County Superior Court in Massachusetts, as disclosed in Note 12 (Additional Information) in the Notes to the Financial Statements for both the March 31, 2023 and March 31, 2024 year end periods. Three other Eaton Vance closed-end funds are involved in the litigation.

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If you have any questions or comments concerning the foregoing, please contact Lisa Henry of Ropes & Gray LLP at (617) 951-7780.

Very truly yours,

/s/ Stephanie Rosander

cc: Sarah Clinton, Ropes & Gray LLP

Lisa Henry, Ropes & Gray LLP

Francesca Mead, Eaton Vance Management

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Appendix A

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-04443	Eaton Vance Investment Trust	S000004827	Eaton Vance National Limited Maturity Municipal Income Fund	3/31/2024
811-04443	Eaton Vance Investment Trust	S000004825	Eaton Vance National Ultra-Short Municipal Income Fund	3/31/2024
811-04443	Eaton Vance Investment Trust	S000004829	Eaton Vance New York Municipal Opportunities Fund	3/31/2024
811-04443	Eaton Vance Investment Trust	S000004826	Eaton Vance Short Duration Municipal Opportunities Fund	3/31/2024
811-22269	Eaton Vance National Municipal Opportunities Trust	N/A	Eaton Vance National Municipal Opportunities Trust	3/31/2024
811-21323	Eaton Vance Limited Duration Income Fund	N/A	Eaton Vance Limited Duration Income Fund	3/31/2024 & 3/31/2023